Filed by Isos Acquisition Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Isos Acquisition Corp.

Commission File No.: 001-40142

Date: July 7, 2021

Brian Sozzi, Yahoo! Finance

Not only growing revenues, but they’re also making profits and growing those profits. One of those companies is Bowlero. The company’s president and CFO Brett Parker joins us now to talk through the state of the business and sort of how you guys see things going forward. So Brett, let’s just start with, you know, what COVID has been like for you guys at Bowlero: being able to keep your lanes open, have you been able to, what kind of capacity you were able to operate at? And sort of, as we sit here today, with most of the country having lifted most of the restrictions, do you feel like you’re back onto that, you know, pre COVID kind of runway for growth?

Brett Parker, President and CFO of Bowlero

Sure. So, you know obviously early on it was, it was, a very challenging time. We were shut down everywhere. But by the early part of May of 2020, we started to reopen in the markets where we could, beginning in Georgia, and then expanding through much of the South and sort of following the regulatory framework. And, you know, fast forward to where we are today we have everything in our system, other than two locations in Canada, are currently open and revenue has come back in with a vengeance. So, we’re already doing more than all of the revenue that we were doing on a pre-pandemic basis when we look year-for-year for these weeks since the beginning of May.

Brian Sozzi, Yahoo! Finance

I have to applaud your team because your, your presentation was incredibly thorough. There is a real business here; this is not like other SPAC transactions. One slide in particular caught my attention: you expressed interest in the presentation in potentially forming a REIT. Now how many properties, how much land do you in fact own, and how close are you to forming REIT?

Brett Parker, President and CFO of Bowlero

So, the current number hasn’t been disclosed; I don’t think we’re yet at enough critical mass to do it. We have some that we own today we’ve primarily leased, but we do have a significant pipeline of acquisitions of individual centers that are coming on board and more and more of those deals include land. So, the thesis is that we will build to enough critical mass to potentially be able to spin that out as its own entity.

Yahoo! Finance Transcript – Brett Parker on Market Open, 7/7/2021

Julie Hyman, Yahoo! Finance

It’s Julie here, I wanted to ask about sort of spending on those properties. You know, clearly, as we’re showing in the pictures and anybody who’s been to bowling alley in the last 10 years, we know it’s not sort of the sticky floor and bowling alleys of yore that I grew up with. So where are you in terms of capital spending, in terms of renovating bowling alleys, and sort of, what your goals are on that front?

Brett Parker, President and CFO of Bowlero

So as of today, you know, we’re right around 300 centers that we have in operation. Of those, about 120 look like the fully upgraded experience that you’re showing on the screen. And then the balance are, I don’t want to say untouched because we have spent money on them, but there’s a lot of runway there to continue to bring those further up market. And as we do that we dramatically increase the revenue and profitability and the returns are explosive, when we reinvest in our existing centers. And then it’s a similar profile when we acquire a traditional center, and make the same upgrades.

Brian Sozzi, Yahoo! Finance

And then another part of the business that you guys highlight in here, is what you’re doing with PBA, the Professional Bowling Association, and some of the, the media assets that are associated with that. How do you see that that part of the business? Because you know, wholly owned leagues, I guess F1 is kind of the innovator here, but it’s become a much more attractive part of, you know, the REITs market. I guess we think about it that way for investors and it’s certainly something that I’m guessing you’re going to talk quite a bit about on the roadshow.

Brett Parker, President and CFO of Bowlero

Yeah it is. You know the PBA is really an interesting thing for us because we acquired it in 2019 with essentially a two-part thesis. One is, this can and should be a growing and profitable business as a standalone and media property, and we’re working very, very steadily towards that and we’ve done a lot to add to the projection value. We’ve set a new record in viewership, so we really moved that business forward. And then the second is, it creates this flywheel of growth around the core business where viewers from the PBA, we have increased interest in bowling, which we can then use to drive them into our centers, and then when they’re in our centers, we have the opportunity to create more viewers for the PVA. So, that virtuous cycle just continues to spin and spin. So, as a standalone business, it’s a very nice media property to own and I think it has a lot of upside. But its most significant dollar contribution at least in the near term will probably be in what it does to enhance the performance of the core business.

Brian Sozzi, Yahoo! Finance

You know, Brett, you know, to moving forward, where does sports betting fit into your go-forward plan?

Yahoo! Finance Transcript – Brett Parker on Market Open, 7/7/2021

Brett Parker, President and CFO of Bowlero

So, there’s really two pieces to that. One is betting on the PBA, which is something that we’ve launched this year in partnership with FOX Bet, and that looks much like betting on any other professional sports league. What’s interesting is, you know, being a stop and start league, there is an opportunity for a very significant number of bets per show, because as the datafeeds mature, which is something that we’re working on. You can go from betting on an entire event to betting on an individual game to betting on frames betting on a ball. So, there’s a lot of opportunity there. And then the second piece is part of our longer-term vision, is to integrate that activity as a game of skill into the centers themselves so that the casual bowler has the opportunity to win real world prizes based on whether or not they can achieve a given thing. We say, you know, “we’ll give you X dollars if you can hit a strike.” You know, “do you want to make that bet?” That sort of thing. So those are two different pieces one happens in the centers and one happens related to PBA, but both are vectors that we’re looking at.

Myles Udland, Yahoo! Finance

Well Brett, Brian tells us that he one time rolled a 300, so I don’t think I’ll be on the other side, I won’t be taking the other side of that strike bet for him but, but we’ll see. We’ll see if we get the team out to a Bowlero lane for team outing sometime soon. Brett Parker, President and CFO of Bowlero. Brett, appreciate the time this morning, I know we’ll stay in touch as you guys get closer to consummating the deal, to coming public and then you know, hopefully hitting the quarterly circuit here for those updates. Thanks for joining.

Brett Parker, President and CFO of Bowlero

Great, thanks a lot. Thanks for having me. Take care.

* * * *

Yahoo! Finance Transcript – Brett Parker on Market Open, 7/7/2021

About Bowlero Corp

Bowlero Corp is the worldwide leader in bowling entertainment, media, and events. With more than 300 bowling centers across North America, Bowlero Corp serves more than 26 million guests each year through a family of brands that includes Bowlero, Bowlmor Lanes, and AMF. In 2019, Bowlero Corp acquired the Professional Bowlers Association, the major league of bowling, which boasts thousands of members and millions of fans across the globe. For more information on Bowlero Corp, please visit BowleroCorp.com.

About Isos Acquisition Corporation

Isos Acquisition Corporation (NYSE: ISOS.U) is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. The Company is led by Co-Chief Executive Officers George Barrios and Michelle Wilson. For more information on Isos Acquisition Corporation, please visit www.isosacquisitioncorp.com.

Important Information and Where to Find It

This communication relates to a proposed transaction between Isos and Bowlero. Isos intends to file a registration statement (“Registration Statement”), which will include a proxy statement for the solicitation of Isos shareholder approval and a prospectus for the offer and sale of Isos securities in the transaction, and other relevant documents with the Securities and Exchange Commission (“SEC”) to be used at its extraordinary general meeting of shareholders to approve the proposed transaction with Bowlero. The proxy statement will be mailed to shareholders as of a record date to be established for voting on the proposed business combination. INVESTORS AND SECURITY HOLDERS OF ISOS AND BOWLERO ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement, proxy statement, prospectus and other documents containing important information about Isos and Bowlero once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by Isos in the Investor Relations section of Isos’ website at www.isosacquisitioncorp.com/investor-relations.

Yahoo! Finance Transcript – Brett Parker on Market Open, 7/7/2021

Participants in the Solicitation

Isos, Bowlero and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies of Isos’s shareholders in connection with the proposed transaction. Investors and securityholders may obtain more detailed information regarding the names and interests in the proposed transaction of Isos’ directors and officers in Isos’ filings with the SEC, including the forthcoming proxy/prospectus statement and Isos’ prospectus in connection with its initial public offering, which was filed with the SEC on March 4, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Isos’ shareholders in connection with the proposed business combination will be set forth in the Registration Statement for the proposed business combination when available.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transactions. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended (the “Securities Act”).

Forward Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the proposed transactions and CF III. Isos’ and Bowlero’s actual results may differ from its expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Isos’ and Bowlero’s expectations with respect to future performance and anticipated financial impacts of the proposed transaction.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Isos’ and Bowlero’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the approvals, timing, and ability to complete the proposed business combination; (2) the benefits of the proposed business combination, including future financial and operating results of the combined company; (3) the impact of COVID-19 or other adverse public health developments; (4) costs related to the proposed business combination; (5) changes in applicable laws or regulations; (6) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; and (7) other risks and uncertainties that will be detailed in the proxy statement/prospectus to be filed on Form S-4 with the SEC and as indicated from time to time in Isos’ filings with the SEC. Forward looking statements speak only as of the date they are made. Except as required by law, neither Isos nor Bowlero has any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.

5